UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

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EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Form 6-K, initially submitted by Visionary Education Technology Holdings Group Inc. (the “Company”) with the Securities and Exchange Commission earlier today on October 2, 2023. This Amendment is being submitted solely to correct a clerical error in the press release (the “Press Release”), attached as Exhibit 99.1, announcing the ticker symbol change.

Exhibit No.	Description

99.1	Press Release dated October 2, 2023 Announcing Change in Ticker Symbol

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: October 2, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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